UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 4th, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies and Masdar to form $2.2 billion Joint Venture to Accelerate Renewable Energy Growth in Asia (April 2, 2026).

Exhibit 99.2	Disclosure of Transactions in Own Shares (April 8, 2026).

Exhibit 99.3	Republic of the Congo: TotalEnergies Makes a Hydrocarbon Discovery on the Moho License (April 13, 2026).

Exhibit 99.4	Exploration: TotalEnergies and TPAO sign a Cooperation Agreement (April 13, 2026).

Exhibit 99.5	Disclosure of Transactions in Own Shares (April 14, 2026).

Exhibit 99.6	Disclosure of Transactions in Own Shares (April 21, 2026).

Exhibit 99.7	Kazakhstan: TotalEnergies Takes Final Investment Decision for Its Giant Wind and BESS Project (April 24, 2026)

Exhibit 99.8	Disclosure of Transactions in Own Shares (April 28, 2026).

Exhibit 99.9	Europe: TotalEnergies finalizes the acquisition of 50% of a portfolio of flexible power generation assets from EPH (April 29, 2026).

Exhibit 99.10	First Quarter 2026 Results (April 29, 2026).

Exhibit 99.11	TotalEnergies decides the distribution of a first interim dividend of €0.90/share for fiscal year 2026, an increase of 5.9% compared to 2025 (April 29, 2026).

Exhibit 99.12	Philippines: TotalEnergies and Nextnorth Reach Financial Close and Start Construction of a 440 MW Solar Project (April 30, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: May 4th, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer